UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 19, 2008

GREAT BASIN GOLD LTD.
Ste. 1500, Royal Centre
1055 West Georgia Street
PO Box 11117
Vancouver, British Columbia
V6E 4N7

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: February 19, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667∙2114 South Africa 27 (0) 11 301 1800 www.grtbasin.com

  ONGOING EXPLORATION INCREASES MEASURED & INDICATED RESOURCES BY 41%
AT GREAT BASIN GOLD'S BURNSTONE PROJECT

February 19, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBG) ("Great Basin Gold" or the "Company") announces an update on the gold resources at its Burnstone Gold Project in the Witwatersrand Basin in South Africa.

The ongoing exploration program, comprised of infill and step-out drill holes, is designed to upgrade and expand the mineral resources in Area 1 and Area 2 and continues to return good results. Information from 15 additional drill holes has been incorporated into the resource model (database of 245 holes) and new mineral resources estimated, which are tabulated below. Although the pre-diluted average grade has decreased by 16% to 6.9 g/t, total contained gold in the measured and indicated resources has increased by 41% to approximately 11 million ounces. At the cut-off grade of 400 cmg/t gold (the equivalent of 4 g/t over 1 meter) highlighted below, 3.2 million ounces of gold have been added to the total measured and indicated resources (an increase of 41%) and approximately 2.0 million ounces have been added to the inferred resources (an increase of 486%).

BURNSTONE GOLD PROJECT MINERAL RESOURCES[1] - JANUARY 2008
Category	Cut-off (cmg/t)	Tonnes (millions)	Grade (g/t)	Contained Gold[2] (ounces)
Measured	350	39.0	7.56	9,474,000
	400	33.8	7.80	8,484,000
Indicated	350	15.7	4.95	2,503,000
	400	15.1	4.89	2,372,000
Measured & Indicated	350	54.7	6.81	11,977,200
	400	48.9	6.90	10,856,000
Inferred	350	18.6	4.42	2,642,000
	400	17.0	4.37	2,394,000
Notes to table:
(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2) Metallurgical recoveries are assumed to be 100%.

As the exploration program is continuing, further updates will be forthcoming.

Great Basin Gold completed an optimized feasibility study on Area 1 of the Burnstone Project in July 2007 (see Great Basin Gold News Release dated July 5, 2007). The Company is currently advancing the first of a two stage development program designed to take the Burnstone Project to production. The current program, involving construction of a decline and taking a bulk sample is underway. The decline has progressed to approximately 1,430 meters from the portal entrance and trial mining is expected to commence in the second half of 2008.

President and CEO Ferdi Dippenaar said: "The objective of the drilling program was to expand and upgrade the mineral resources of the deposit, especially in the proximity of Area 1 and 2, which forms the base of the current mining plan. Good results from drilling in Area 4, which is adjacent to Area 1, could result in more ounces available for mining through the decline and underground infrastructure currently being developed. This will have a positive impact on the capital cost per ounce spent on the project. Using a gold price of US$550/oz, approximately 3.5 million ounces in mineral reserves were included in the Feasibility Study Mining Plan. With current gold prices levels, we plan to mine more ounces from this area. An update of the mineral reserve statement is currently underway."

The Burnstone goldfield is defined by an 18 kilometer long, northwesterly trending mineralized corridor developed within the Kimberley Reef, one of four main gold-bearing units in the Witwatersrand Basin. At Burnstone, the central portion of the gold corridor has been uplifted by two northwesterly trending sub-parallel faults and as a result, a significant portion of the deposit areas along the trend occur at relatively shallow depths of 250-750 meters. Drilling by Great Basin Gold has also revealed that several of the gold-bearing areas, like Areas 1 and 2 mentioned above, are continuous, but are referenced to describe different areas of focus for the ongoing drilling program.

The estimates were done using a geostatistical method by Deon van der Heever, Pr.Sci.Nat., of Geologix Mineral Resource Consultants (Pty) Ltd., an independent Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101. The primary analytical facility for the Burnstone Project from 2003-2005 was SGS Lakefield Research Africa (Pty) Limited and in 2006-2007, ALS Chemex was the primary laboratory. Both facilities are located in Johannesburg, South Africa.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold and its properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301-1800
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources
This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.